BANCA POPOLARE DI LODI

LA PRIMA BANCA POPOLARE SORTA IN ITALIA

02 NOV 12 AM 10:27

Ns. Rif.

Direzione di Gruppo
Affari Societari GFM/fg

To: **SEC Headquarters**
Office of International
Corporate Finance
Judiciary Plaza
450 Fifth Street, NW
Washington DC 20549

Data

October 29th , 2002

02055844

SUPPL

File N.°: 82 - 4855

Oggetto: **BPL Investimenti to debut on Italian Stock Exchange - PRESS RELEASES**

Herewith enclosed, we send you the press release, both italian version and english translation, concerning Bipielle Investimenti SpA debut on the Italian Stock Exchange.

PROCESSED
NOV 21 2002
THOMSON FINANCIAL

Best Regards,

BANCA POPOLARE DI LODI

dlw 11/15

BANCA POPOLARE DI LODI S.c. a r.l. - Sede Centrale e Dir. Generale: 26900 Lodi, Via Polenghi Lombardo, 13
Cap. Soc. Euro 360.870.216,66 - Tel. 0371.580.111 (s.p.) - B.I.C.: BPAL IT ML - Reg. Imp. di Lodi n. 3
C. F. e P. IVA 00691360150 - Iscritta all'Albo delle Banche al n. 405.10
Aderente al "Fondo Interbancario di Tutela dei Depositi".
GRUPPO **BIPIELLE**

FILE N.° 82 – 4855

BPL Group new model now operative:

Bipielle Investimenti to debut 1 November on the Stock Exchange

Reorganisation of the BPL Group is coming to an end with the last shareholder and administrative procedures, in line with the plan and schedule announced to the market on 21 March 2002 and 14 May 2002. Bipielle Investimenti S.p.A. is due to enter the Stock Exchange on 1 November, acting as a financial hub assigned to run three areas of business: Investment Banking, Consumer Banking and Estate Service.

The various changes in the Group structure involved in the reorganisation were as follows:

1) merger of ICCRI–Banca Federale Europea S.p.A. (ICCRI-BFE) with Investimenti Immobiliari Lombardi (IIL), leading to an increase in IIL's share capital of Euro 432,374,805.20 issuing 415,745,005 new shares against cancellation of the shares owned by ICCRI-BFE shareholders, without prejudice to the right of withdrawal which was regularly communicated to the shareholders but not exercised by any of them;

2) transfer of the equity investments held by Banca Popolare di Lodi in Bipielle Real Estate S.p.A. (100%) and Banca Bipielle Network S.p.A. (94.66%) to Bipielle Investimenti S.p.A. (formerly IIL) by way of subscription of the increase in share capital of Euro 135,224,532.56 (issuing 130,023,589 new shares) as authorised by the extraordinary shareholders' meeting held on 26 September 2002.

As a result of these operations, the share capital of Bipielle Investimenti S.p.A. amounts to Euro 616,996,737.76 split into 593,266,094 shares of par value Euro 1.04 each, of which: around 11.2% is held by the market, 71.94% by BPL and the rest by the CR Lucca, Pisa and Livorno Fondazioni, CGNU and Pearl Assurance.

3) an extraordinary shareholders' meeting of **Bipielle Retail S.p.A.** approved an increase in share capital from Euro 500,000 to Euro 250,000,000 against the transfer by BPL and ICCRI – BFE of their shareholdings in the Group's retail banks; the deed of transfer was signed at the same time. Bipielle Retail is held 65.5% by BPL and for the rest by Bipielle Investimenti S.p.A.;

4) an extraordinary shareholders' meeting of Banca Popolare di Bronte approved an increase in share capital from Euro 594,114.66 to Euro 4,050,757.38 against the transfer by ICCRI – BFE of its payment services and custodian bank business. At the same time, the extraordinary shareholders' meeting approved the necessary changes to its articles of association, including a change in its registered offices from Bronte to Rome and adoption of a new name, **Banca Eurosistemi S.p.A.**

The merger, the various deeds of transfer and related changes to the articles of association, including the change of name from IIL to **Bipielle Investimenti S.p.A.** are expected to take effect for legal and accounting purposes from 1 November 2002.

The new structure of the BPL Group is therefore about to become operative from all points of view, the purpose being to raise its profitability and create shareholder value; this will involve setting up two new companies, both controlled by Banca Popolare di Lodi:

Bipielle Retail, which will coordinate the Group's traditional banking activities through its control of Banca Bipielle Romagna, Banca Popolare del Trentino, Banca Popolare di Mantova, Banca Popolare di Crema, Bipielle Bank Suisse, Banca Valori, Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Cassa di Risparmio di Livorno, Cassa di Risparmio di Imola and Bipielle Società di Gestione del Credito;

Bipielle Investimenti which will operate in the field of investment banking, with Efibanca, Bipielle Santander SIM and Banca Eurosistemi; in the field of consumer banking, with Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR and Bipielle Ducato Leasing; and in estate services, with Bipielle Real Estate.

Lodi, 25 October 2002

FILE N.° 82 – 4855

Operativo il nuovo modello del Gruppo Bipielle:

Il 1° novembre Bipielle Investimenti esordisce in Borsa

Si conclude con gli ultimi adempimenti assembleari e amministrativi il riassetto societario del Gruppo Bipielle, in linea con il programma e la tempistica annunciati al mercato (21 marzo 2002 e 14 maggio 2002). Il 1° novembre farà ingresso in Borsa Bipielle Investimenti S.p.A. il polo finanziario demandato alla gestione di tre aree di business: Investment Banking, Consumer Banking ed Estate Service.

Le operazioni societarie che hanno consentito il completamento del progetto di ristrutturazione di Gruppo sono:

1) atto di fusione per incorporazione di ICCRI–Banca Federale Europea S.p.A. (ICCRI-BFE) nella Investimenti Immobiliari Lombardi (IIL), con conseguente aumento di capitale di IIL, per Euro 432.374.805,20 mediante emissione di n. 415.745.005 nuove azioni, contro annullamento delle azioni detenute dagli azionisti ICCRI-BFE, salvi recessi ritualmente comunicati, ma non pervenuti;

2) atto di conferimento delle partecipazioni detenute dall'azionista Banca Popolare di Lodi in Bipielle Real Estate S.p.A. (pari al 100% del capitale) e Banca Bipielle Network S.p.A. (pari al 94,66% del capitale) in Bipielle Investimenti S.p.A. (già IIL), a sottoscrizione dell'aumento di capitale di Euro 135.224.532,56, (mediante emissione di n. 130.023.589 nuove azioni) deliberato dall'assemblea straordinaria del 26 settembre 2002.

Per effetto delle predette operazioni, il capitale sociale di Bipielle Investimenti S.p.A. ammonta pertanto ad Euro 616.996.737,76 ed è suddiviso in n. 593.266.094 azioni del valore nominale di Euro 1,04 cadauna di cui l'11,2% circa è detenuto dal mercato, il 71,94% da Bipielle e il rimanente suddiviso fra le fondazioni CR Lucca, Pisa Livorno, CGNU e Pearl Assurance.

3) l'assemblea straordinaria di **Bipielle Retail S.p.A.** ha deliberato un aumento di capitale da EUR 500.000 a EUR 250.000.000 a fronte del conferimento da parte di Bipielle e di ICCRI – BFE dei rami d'azienda costituiti da partecipazioni nelle banche retail di Gruppo; contestualmente ha avuto luogo la sottoscrizione del relativo atto di conferimento. Bipielle Retail è detenuta al 65,5% circa e per il rimanente da Bipielle Investimenti S.p.A.;

4) l'assemblea straordinaria della Banca Popolare di Bronte ha deliberato l'aumento di capitale da EUR 594.114,66 a EUR 4.050.757,38 a fronte di conferimento da parte di ICCRI – BFE del ramo d'azienda bancario dedicato all'esercizio di servizi di pagamento e di banca depositaria. Contestualmente l'assemblea straordinaria ha proceduto all'adozione delle opportune modifiche statutarie, fra cui il cambiamento della sede sociale da Bronte a Roma e l'adozione della denominazione **Banca Eurosistemi S.p.A.**

L'efficacia giuridica ed economica della fusione, dei citati atti di conferimento e delle relative modifiche statutarie, ivi inclusa la variazione di denominazione di IIL in **Bipielle Investimenti S.p.A.**, è prevista per il giorno 1° novembre 2002.

Diventa dunque operativo a tutti gli effetti la nuova struttura del Gruppo Bipielle, finalizzata ad aumentare la redditività e creare valore per gli azionisti, attraverso la costituzione di due società, controllate dalla banca Popolare di Lodi:

Bipielle Retail, che sovrintenderà l'attività bancaria tradizionale tramite il controllo della Banca Bipielle Romagna, Banca Popolare del Trentino, Banca Popolare di Mantova, Banca Popolare di Crema, Bipielle Bank Suisse, Banca Valori, Cassa di Risparmio di Lucca, Cassa di Risparmio di Pisa, Cassa di Risparmi di Livorno, Cassa di Risparmio di Imola e Bipielle Società di Gestione del Credito;

Bipielle Investimenti che sarà attiva nell'***Investment Banking***, con Efibanca e Bipielle Santander SIM e Banca Eurosistemi; nel ***Consumer Banking***, con Bipielle.Net, Bipielle Ducato, Bipielle Fondicri SGR e Bipielle Ducato Leasing; e nell'***Estate Services,*** con Bipielle Real Estate.

Lodi, 25 ottobre 2002